Exhibit 99.2

First Phosphate Applauds Canadian Federal Election Discourse on the Development of Quebec’s Clean Igneous Phosphate Reserves

Saguenay, Quebec--(Newsfile Corp. - April 22, 2025) - First Phosphate Corp. (CSE: PHOS) (OTCQB: FRSPF) (FSE: KD0) (“First Phosphate” or the “Company”) applauds dialogue on the development of Quebec’s clean, igneous phosphate reserves during the Canadian Federal Election Debate held on April 17, 2025 in Montreal, Quebec, Canada.

During the debate, while being questioned on critical mineral development in Canada, Yves-François Blanchet, Leader of the Bloc Québécois mentioned:

“Quebec has probably the most important clean phosphate reserves in North America [located] in Saguenay-Lac-St-Jean (Quebec). It is very important, It has to be exploited. This is the best way to use Port Saguenay as an infrastructure that we need.”

Debate playback: https://www.youtube.com/watch?v=AtpA_i9M3-g&t=4169s

“Seeing phosphate discussed at the highest levels during a national election debate signifies political acceptance of the potential contribution of clean, igneous phosphate to the development of Canadian industries and national priorities,” said John Passalacqua, CEO of First Phosphate. “It validates what we have been building towards diligently at First Phosphate for a long time… a fully integrated resilient North American supply chain for phosphate-based lithium iron phosphate (LFP) batteries, which are crucial for the automization of manufacturing, AI, robotics and energy storage.”

Phosphate (apatite) was added to the Critical Minerals List of Quebec in January, 2023:

https://firstphosphate.com/PhosphateQuebec

Phosphate (phosphorous) was added to the Critical Minerals list of Canada in June 2024:

https://firstphosphate.com/PhosphateCanada

The Company believes that developing Canada’s phosphate resources will create significant economic benefits, including job creation in Saguenay-Lac-Saint-Jean (Quebec), technological innovation, and enhanced national security through supply chain resilience.

First Phosphate Strategic Advantages

High-Purity Phosphate Resource

The Company holds over 1,000 sq. km of rare, high-purity igneous phosphate claims in Quebec, capable of supporting over 350 GWh of LFP battery production annually. Its phosphate ore is amongst the purest in the world and is naturally low in deleterious elements and can be mined without solvents.

Advanced Processing

First Phosphate’s high-purity phosphate ore can be fully and sustainably refined into battery-grade material without generating gypsum slag piles, a common byproduct when processing lower grade and lower yielding phosphate ores.

Full Vertical Integration

The Company is uniquely positioned to manage the full value chain-from mining to phosphate processing to LFP cathode active material (CAM) production-ensuring supply traceability, quality control, and supply security.

●	Strategic Location & Infrastructure

Located in the industrial hub of Saguenay-Lac-Saint-Jean, Quebec, operations benefit from a skilled workforce, regional airport, deep-sea port to global markets, and rail access to North American markets.

●	Strong Partnerships

First Phosphate is co-developing its supply chain with major partners in the phosphate, iron and LFP battery supply chain, and has established collaborative agreements with local industrial and Indigenous communities.

●	Advanced Development Milestones

Achievements include a NI 43-101 Technical Report, Preliminary Economic Assessment (PEA), and pilot plants for mineralogy/metallurgy, phosphoric acid, gypsum valorization, and iron powder. Phosphoric acid plant prefeasibility study completed as well as iron phosphate plant feasibility study. Offtake agreements in place.

First Phosphate Logistical Advantage in Saguenay-Lac-St-Jean, Quebec, Canada

Full corporate video available at:

https://www.firstphosphate.com/BeginLamarche3D

To view an enhanced version of this graphic, please visit: https://images.newsfilecorp.com/files/8917/249221_e561e576f497d89b_001full.jpg

By securing a reliable domestic LFP battery supply chain, First Phosphate aims to empower North American manufacturers to reduce dependence on foreign materials and to lead the next generation of automated, robotic supply chains with confidence.

About First Phosphate Corp.

First Phosphate (CSE: PHOS) (OTCQB: FRSPF) (FSE: KD0) is a mineral development company dedicated to producing high-purity phosphate for the LFP battery industry. The Company is committed to sustainable extraction and purification with a low anticipated carbon footprint. Its vertically integrated model connects phosphate mining directly into the supply chains of North American battery producers. First Phosphate’s flagship project, the Bégin-Lamarche Property in Saguenay-Lac-Saint-Jean, Quebec, contains rare igneous anorthosite rock that yields high-purity phosphate with minimal impurities.

For additional information, please contact:

Bennett Kurtz

Chief Financial Officer

bennett@firstphosphate.com

+1 (416) 200-0657

Investor Relations: investor@firstphosphate.com

Media Relations: media@firstphosphate.com

www.FirstPhosphate.com

Follow First Phosphate:

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Forward-Looking Information and Cautionary Statements

This news release contains certain statements and information that may be considered “forward-looking statements” and “forward looking information” within the meaning of applicable securities laws. In some cases, but not necessarily in all cases, forward-looking statements and forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved” and other similar expressions. In addition, statements in this news release that are not historical facts are forward looking statements, including, among other things: the Company’s planned exploration and production activities; the properties and composition of any extracted phosphate; the Company’s plans for vertical integration into North American supply chains and its ability to ensure supply chain security, transparency and sovereignty; the Company’s future plans relating to the design, build, operation and maintenance of the Bégin-Lamarche Phosphate Mine (and the possibility of eventual economic extraction of minerals from the therefrom); contribution of clean, igneous phosphate to the development of Canadian industries and national priorities the role of LFP batteries in the automization of manufacturing, AI, robotics and energy storage; the extent of any economic benefits from the development of Canada’s phosphate resources, including job creation in Lac-Saint-Jean), technological innovation, and enhanced national security through supply chain resilience; the Company refining and processing phosphate, supplying LFP battery materials including LFP and CAM and managing the full value chain; co-development with the Company supply chain with major partners; and empowering North American manufacturers to reduce dependence on foreign materials and to lead the next generation of automated, robotic supply chains with confidence.

These statements and other forward-looking information are based on assumptions and estimates that the Company believes are appropriate and reasonable in the circumstances, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in the Company’s public disclosure record including the short form base prospectus dated June 5, 2024, as well as: there being no significant disruptions affecting the activities of the Company or inability to access required project inputs; permitting and development of the projects being consistent with the Company’s expectations; the accuracy of the current mineral resource estimates for the Company and results of metallurgical testing; certain price assumptions for P2O5 and Fe2O3; inflation and prices for Company project inputs being approximately consistent with anticipated levels; the Company’s relationship with First Nations and other Indigenous parties remaining consistent with the Company’s expectations; the Company’s relationship with other third party partners and suppliers remaining consistent with the Company’s expectations; and government relations and actions being consistent with Company expectations.

There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. There can be no assurance that any opportunity will be successful, commercially viable, completed on time or on budget, or will generate any meaningful revenues, savings or earnings, as the case may be, for the Company. In addition, the Company will incur costs in pursuing any particular opportunity, which may be significant. These factors and assumptions are not intended to represent a complete list of the factors and assumptions that could affect the Company and, though they should be considered carefully, should be considered in conjunction with the risk factors described in the Company’s other documents filed with the Canadian and United States securities authorities, including without limitation the “Risk Factors” section of the Company’s Management Discussion and Analysis dated January 29, 2025 and Annual Report on 20-F dated July 8, 2024, which are available on SEDAR at www.sedarplus.ca. Although the Company has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking information or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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